FOR IMMEDIATE RELEASE:

Afya Limited Announces Medical Harbour Acquisition

April 08, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of Medical Harbour, through its wholly-owned subsidiary Afya Participações S.A.

Medical Harbour offers Educational Health and Medical Imaging Solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources.

•	Educational Health Solutions: Athena Hub specialized in anatomy was created to support dynamic teaching and allow physicians, teachers and students to interact and manipulate a real human body on a digital platform. Considering the high prices, restriction policies and difficulty on maintaining a human body for anatomy classes, Athena Hub is a perfect solution allowing students to interact with a digital human body instead of the aged and degenerate bodies for educational purposes, in any devices with a Windows 10 system, without the need of VR glasses. The solution count with Virtual Body, anatomy modules, and real exam analysis with photorealistic rendering. Over 50 universities in Brazil are using the solution.
•	Medical Imaging Solutions: Athena DICOM and MH Cloud specialized in medical imaging with a range of products that simplifies Radiology and Teleradiology. Allow physicians to visualize, manipulate, share and store medical imaging with the certification of ANVISA (Brazilian Health Agency). The solution has over 24,000 downloads in 180 countries.

“We are excited to add Medical Harbour to our portfolio. This acquisition enables Afya to start providing a high quality solution to study the human body, allowing efficient classes and remote lab sessions with greater student acceptance and scalability. Additionally, we will be able to distribute Medical Harbour solutions to all of Afya’s ecosystem, creating B2C and B2B growth opportunities” said Virgílio Gibbon, Afya’s CEO.

The aggregate purchase price is R$ 5 million (Enterprise Value) of which 100% paid in cash as the date hereof, equivalent to 3.3x gross revenue expected in 2021. An earn-out of R$ 9 million can be paid related to product development goals for 2021/2022 and revenue achievements for 2023.

More information available on: https://ir.afya.com.br/acquisitions

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and their daily practices with digital products.

Contact: Investor Relations: ir@afya.com.br